

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 6, 2024

Dickerson Wright
Executive Chairman
NV5 Global, Inc.
200 South Park Road, Suite 350
Hollywood, FL 33021

   Re: NV5 Global, Inc.
     Definitive Proxy Statement on Schedule 14A
     Filed April 29, 2024
     File No. 001-35849

Dear Dickerson Wright:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Sincerely,

              Division of Corporation Finance
              Disclosure Review Program

cc: Norwood Beveridge